UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA reaches an agreement to acquire Vonpar in Brazil

Mexico City, Mexico and Sao Paulo and Porto Alegre, Brazil – September 23, 2016 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public bottler of Coca-Cola products in the world by sales volume, announces that its Brazilian subsidiary, Spal Industria Brasileira de Bebidas S.A. (“Spal”), has reached an agreement with the shareholders of Vonpar to acquire 100% of Vonpar, one of the largest privately owned bottlers in the Brazilian Coca-Cola system, for an aggregate enterprise value of R$3,578 million and an approximate equity value of R$3,508 million (which is subject to confirmation on debt, cash and other customary adjustments between signing and closing). During the last twelve months ended June 30, 2016, Vonpar sold 190 million unit cases of beverages, including 23 million unit cases of beer, generating R$2,026 million in net revenues and an EBITDA of R$335 million.

The preliminary estimated amount of synergies to be captured from this transaction in the next 18 to 24 months is approximately R$65 million at the EBITDA level. These synergies will result from reconfiguration of the logistic network, manufacturing optimization, efficiencies in administrative expenses and the implementation of Coca-Cola FEMSA’s commercial practices.

Vonpar’s footprint is a perfect geographic fit bordering Coca-Cola FEMSA’s operations in the state of Paraná, in the south of Brazil.

This franchise operates in the states of Rio Grande do Sul and Santa Catarina with 3 bottling facilities and 5 distribution centers and has close to 4,000 employees serving more than 15 million consumers. Our combined territories will allow Coca-Cola FEMSA to serve approximately 88 million consumers — 43% of the population in Brazil and 54% of its GDP.

This transaction will increase our volume in Brazil by 25%, allowing us to reach 49% of the Coca-Cola system’s volume in the country.

Of the equity value of approximately R$3,508 million; Spal will pay an amount of approximately R$1,730 million in cash at closing. Additionally, Spal will pay at closing R$688 million in cash, which in a subsequent and separate transaction will be capitalized by the sellers into a recently incorporated Mexican company which will be merged into Coca-Cola FEMSA in exchange for approximately 27.9 million newly issued KOF series L shares at a value of Ps. 142.8 per share, determined with the weighted average 30‐day share price prior to September 23, 2016.

At closing, Spal will issue a 3-year promissory note denominated and payable in cash in Brazilian Reals for the remaining balance of R$1,090 million. This note will pay an annual interest rate of 0.375% plus or minus the depreciation or appreciation of the Brazilian Real relative to the US Dollar, plus an additional amount in case the price of KOF shares is higher than Ps.178.5 per share (the “Additional Amount”), in connection with the following option: the sellers will have the option to capitalize, in an amount equivalent to the promissory note plus the Additional Amount, a new Mexican company to be merged into Coca-Cola FEMSA in order to receive KOF publicly traded shares at a price of Ps. 178.5, which represents a premium of 25% of the previously mentioned share price of Ps. 142.8.

On a pro forma basis, after giving effect to such promissory note and the portion of the purchase price to be financed, our net debt to EBITDA ratio would be 2.18x, highlighting the solid financial position of the Company.

The transactions referred above have been approved by the Board of Directors of Coca-Cola FEMSA and are subject to customary closing conditions and the approval or clearance of the respective authorities. Coca-Cola FEMSA will also seek the approval of The Coca-Cola Company for this acquisition.

 “We are excited to continue consolidating our leadership position in Brazil.  We are confident that Vonpar’s talented group of professionals, and their track record of performance, coupled with their social and environmental commitment, will positively impact our combined operations going forward. The strategic geographic location and joint operational opportunities of this franchise will enable us to capture significant synergies and economies of scale. We strongly believe that we have built an unparalleled platform to continue executing on opportunities to grow profitably through scale, improved point-of-sale execution, and innovation. The form of payment of this transaction underscores the flexible approach we take to mergers and acquisitions and will ensure our company will continue to enjoy the financial flexibility to capture the next wave of growth in our industry and continue investing in our organic growth,” said John Santa Maria, Chief Executive Officer of the Company.

Coca-Cola FEMSA reaches an agreement to acquire Vonpar in Brazil September 23, 2016	Page 1

About the Companies

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 63 bottling facilities and serves more than 358 million consumers through 2,800,000 retailers with more than 100,000 employees worldwide.

Vonpar produces and distributes Coca-Cola, Fanta, Kuat, Del Valle, and other trademark beverages of The Coca-Cola Company serving the states of Santa Catarina and Rio Grande do Sul. Vonpar was founded in 1948, producing and distributing Laranjinha, a local brand of soft drinks in the state of Rio Grande do Sul. It started distributing Coca-Cola products in 1956 and currently operates 3 bottling facilities and 5 distribution centers, with close to 4,000 employees serving 15.4 million consumers.

For additional information or inquiries contact the Investor Relations team:

•         Roland Karig | roland.karig@kof.com.mx | (5255) 1519-5186

•         Tania Ramírez | tania.ramirez@kof.com.mx | (5255) 1519-5013

Coca-Cola FEMSA reaches an agreement to acquire Vonpar in Brazil September 23, 2016	Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: September 23, 2016